SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                    Form N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

      The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                                -----------------

Name:    EIP Investment Trust

Address of Principal Business Office:
         c/o Energy Income Partners, LLC
         49 Riverside Avenue
         Westport, Connecticut  06880

Telephone Number: 203-349-8232

Name and address of agent for service of process:
         Linda Longville
         c/o Energy Income Partners, LLC
         49 Riverside Avenue
         Westport, Connecticut  06880

Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

          Yes |X|         No |_|
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                                   SIGNATURES

      A copy of the Certificate of Trust of EIP Investment Trust (the "Trust") is on file with the Secretary of the State of Delaware, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of such instrument are not binding upon any of them or the shareholders individually but are binding only upon the assets and property of the Trust.

      Pursuant to the requirements of the Investment Company Act of 1940, the Trust has caused this Notification of Registration to be duly signed on its behalf in the City of Westport and the State of Connecticut on the 31st day of July, 2006.

Attest:   /s/ Eva Pao                         By: /s/ James Murchie
          Name: Eva Pao                           Name:  James Murchie
          Title: Chief Legal Officer              Title: President